SECURITIES AND EXCHANGE COMMISSION

                     Washington D.C.  20549

                          SCHEDULE 13D

           Under the Securities Exchange Act of 1934
                       (Amendment No. 1)


                    VINEYARD OIL AND GAS CO.
                         (Name of Issuer)

                          Common Stock
                  (Title of Class of Securities)

                              None
                         (CUSIP Number)

                  Vasilios T. Nacopoulos, Esq.
             Knox McLaughlin Gornall & Sennett, P.C.
          120 West Tenth Street, Erie, Pa.  16501-1461
                         (814) 459-2800
                    vnacopoulos@kmgslaw.com
   (Name, Address and Telephone Number of Person Authorized to
               Receive Notices and Communications)

                        November 22, 1999
     (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule
13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-
1(e), or 13d-1(g), check the following box [ ].

CUSIP No.  None

1) NAMES OF REPORTING PERSONS. IRS IDENTIFICATION NOS. OF ABOVE
PERSONS (ENTITIES ONLY)

     Wilbur E. Johnson, Jr., on behalf of a group of shareholders described in Items 2 through 6, below.

2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (a) X
     (b)

3) SEC USE ONLY

4) SOURCE OF FUNDS

     Other--OO
     See Item 3, below.

5) CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
TO ITEMS 2(D) OR 2(E)

6) CITIZENSHIP OR PLACE OF ORGANIZATION

     United States of America

NUMBER OF                  7) SOLE VOTING POWER
SHARES
BENEFICIALLY OWNED              194,011.25 (3.8%) (See Item 5)
BY EACH REPORTING
PERSON WITH                8) SHARED VOTING POWER

                                None (See Item 5)

                           9) SOLE DISPOSITIVE POWER

                                194,011.25 (3.8%) (See Item 5)

                           10) SHARED DISPOSITIVE POWER

                                None (See Item 5)

11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     Wilbur E. Johnson, Jr. individually owns 194,011.25 shares.
The group currently has beneficial ownership of 871,735.88 shares. (See Item 5 for the ownership of the individual group members)

12) CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
SHARES

13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     Wilbur E. Johnson, Jr. individually owns approximately 3.8% of the outstanding shares. The group currently has beneficial ownership of approximately 17.1% of the outstanding shares. (See
Item 5 for the percentage ownership of the individual group members)

14) TYPE OF REPORTING PERSON

     Individual--IN

     The purpose of this first amendment is to report the extension of the agreement between the group members reproduced at Exhibit
A until the last day of February, 2000.  See Exhibit B.


ITEM 1. SECURITY AND ISSUER

     This statement relates to the Common Stock of Vineyard Oil &
Gas Co. whose principal executive offices are located at 10299
West Main Road, North East, PA 16428. The Company's mailing address is P.O Box 391, North East, PA 16428.

ITEM 2. IDENTITY AND BACKGROUND

     The members of the group of shareholders to which this statement relates are as follows:

Wilbur E. Johnson, Jr.
1324 South Shore Drive
Erie, PA  16505
Occupation/Employment: Retired
Criminal Convictions in Last Five Years: None
Securities Law Proceedings in Last Five Years: None
Citizenship: United States of America

W. Eric Johnson
4404 Prestwick Drive
Erie, PA  16506
Occupation/Employment: Stockbroker
     Thomas F. White & Co., Inc. Investment Securities
     3800 West Twelfth Street
     Erie, PA  16505
Criminal Convictions in Last Five Years: None
Securities Law Proceedings in Last Five Years: None
Citizenship: United States of America

James J. Concilla
20 Blaine Street
North East, PA  16428
Occupation/Employment: President
     Vineyard Oil & Gas Co.
     10299 West Main Road
     North East, PA  16428
Criminal Convictions in Last Five Years: None
Securities Law Proceedings in Last Five Years: None
Citizenship: United States of America

Margaret J. Concilla
20 Blaine Street
North East, PA  16428
Occupation/Employment: None
Criminal Convictions in Last Five Years: None
Securities Law Proceedings in Last Five Years: None
Citizenship: United States of America

Luigi Mazza
11787 East Lake Road
North East, PA  16428
Occupation/Employment: Semi-retired Farmer
     Mazza Vineyards
     11815 East Lake Road
     North East, PA 16428
Criminal Convictions in Last Five Years: None
Securities Law Proceedings in Last Five Years: None
Citizenship: United States of America

H. Gunther Edelmann
1746 Ridgecrest Road
North East, PA  16428
Occupation/Employment: Retired
Criminal Convictions in Last Five Years: None
Securities Law Proceedings in Last Five Years: None
Citizenship: United States of America

Beverly W. Edelmann
1746 Ridgecrest Road
North East, PA  16428
Occupation/Employment: Retired
Criminal Convictions in Last Five Years: None
Securities Law Proceedings in Last Five Years: None
Citizenship: United States of America

Charles L. Valone
185 Sunset Beach Road
North East, PA  16428
Occupation/Employment: Retired
Criminal Convictions in Last Five Years: None
Securities Law Proceedings in Last Five Years: None
Citizenship: United States of America

Alice E. Valone
185 Sunset Beach Road
North East, PA  16428
Occupation/Employment: Retired
Criminal Convictions in Last Five Years: None
Securities Law Proceedings in Last Five Years: None
Citizenship: United States of America

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     The group acquired beneficial ownership of the shares by virtue of the formation of the group (see Exhibit A), and the group did not expend any funds to acquire such shares. The sources and amounts of funds each group member originally used to acquire their securities are as follows:

Wilbur E. Johnson, Jr.
     Source: Personal/No Loans
     Amount: $49,082.98

W. Eric Johnson
     Source: Personal/No Loans
     Amount: $8,409.85

James J. Concilla
     Source: Personal/No Loans
     Amount: $6,000.00

James J. Concilla and Margaret J. Concilla, Jointly
     Source: Personal/No Loans
     Amount: $6,495.00

Luigi Mazza
     Source: Personal/No Loans
     Amount: $3,000.00

H. Gunther Edelmann and Beverly W. Edelmann, Jointly
     Source: Personal/No Loans
     Amount: $6,000.00

Charles L. Valone and Alice E. Valone, Jointly
     Source: Personal/No Loans
     Amount: $6,000.00

ITEM 4. PURPOSE OF TRANSACTION

     The purpose of the group is to attract a purchaser for the stock of the group members. The undertaking of the group is set forth in Exhibit A attached hereto. The tasks of Wilbur E. Johnson, Jr. are to act as a finder of potential purchasers, to seek any financial or legal advice regarding the potential sale of shares, and to make any necessary filings with the SEC on behalf of the group. Therefore, the undertaking may result in the acquisition of the securities by another person.


Exhibit A, referenced above, has been extended until the last day of February, 2000 by Exhibit B, attached below.


     However, to the best of Wilbur E. Johnson, Jr.'s knowledge, the group does not have any plan or proposal which relates to or would result in an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries; a sale or transfer of a material amount of assets of the issuer or any of its subsidiaries; any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; any material change in the present capitalization or dividend policy of the issuer; any other material change in the issuer's business or corporate structure; changes in the issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person; a class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or any action similar to any of those enumerated in this paragraph.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

     The aggregate number of shares of Common Stock of the Issuer identified in Item 1 that are beneficially owned by the group of persons listed in Item 2 equals 871,735.88 shares, which is approximately 17.1% of the approximately 5.1 Million shares of stock outstanding.

     The members of the group retain the individual voting rights as to their respective shares, except in the instances where some of the group members are joint owners of shares. Neither the group nor Wilbur E. Johnson has the right to vote the shares of the group members. The disposition rights of the shares are dictated by the agreement among the group members contained in Exhibit A. Generally, each group member has agreed to dispose of their shares at the price at which Wilbur E. Johnson, Jr. is able to dispose of his shares, provided that he can dispose of his shares at a price equal or in excess of the amount specified by each group member. Some group members have specified a price of forty cents per share and others have specified fifty cents per share. However, the disposition rights of the individual group members cannot be unilaterally exercised on behalf of the group by any one person. According to the agreement contained in Exhibit A below, Wilbur E. Johnson, Jr. may only find purchasers who are interested in buying the stock owned by the group members. He may not enter into any agreements with potential purchasers for the sale of the other group members' stock.


Exhibit A, referenced above, has been extended until the last day of February, 2000 by Exhibit B, attached below.


     The following is a list of each group member's respective sole and shared voting and disposition rights (all percentages have been rounded to the nearest one/tenth percent):

Wilbur E. Johnson, Jr.
     Sole voting power over 194,011.25 shares (3.8%)
     Shared voting power over no shares
     Sole disposition power over 194.011.25 shares (3.8%)
     Shared disposition power over no shares

W. Eric Johnson
     Sole voting power over 38,345.63 shares (0.8%)
     Shared voting power over no shares
     Sole disposition power over 38,345.63 shares (0.8%)
     Shared disposition power over no shares

James J. Concilla
     Sole voting power over 137,625 shares (2.7%)
     Shared voting power over 162,375 shares owned jointly with
          Margaret J. Concilla (3.2%)
     Sole disposition power over 137,625 shares (2.7%)
     Shared disposition power over 162,375 shares owned jointly with Margaret J. Concilla (3.2%)

Margaret J. Concilla
     Sole voting power over no shares
     Shared voting power over 162,375 shares owned jointly with
          James J. Concilla (3.2%)
     Sole disposition power over no shares
     Shared disposition power over 162,375 shares owned jointly with James J. Concilla (3.2%)

Luigi Mazza
     Sole voting power over 75,000 shares (1.5%)
     Shared voting power over no shares
     Sole disposition power over 75,000 shares (1.5%)
     Shared disposition power over no shares

H. Gunther Edelmann
     Sole voting power over no shares
     Shared voting power over 124,379 shares owned jointly with
          Beverly W. Edelmann (2.4%)
     Sole disposition power over no shares
     Shared disposition power over 124,379 shares owned jointly with Beverly W. Edelmann (2.4%)

Beverly W. Edelmann
     Sole voting power over no shares
     Shared voting power over 124,379 shares owned jointly with
          H. Gunther Edelmann (2.4%)
     Sole disposition power over no shares
     Shared disposition power over 124,379 shares owned jointly with H. Gunther Edelmann (2.4%)

Charles L. Valone
     Sole voting power over no shares
     Shared voting power over 140,000 shares owned jointly with
          Alice E. Valone (2.7%)
     Sole disposition power over no shares
     Shared disposition power over 140,000 shares owned jointly with Alice E. Valone (2.7%)

Alice E. Valone
     Sole voting power over no shares
     Shared voting power over 140,000 shares owned jointly with
          Charles L. Valone (2.7%)
     Sole disposition power over no shares
     Shared disposition power over 140,000 shares owned jointly with Charles L. Valone (2.7%)

     According to the knowledge of Wilbur E. Johnson, Jr., there have been no transactions in the common stock that were effected during the past sixty days by the members of the group.

     According to the knowledge of Wilbur E. Johnson, Jr., no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the securities owned by members of the group.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS
WITH RESPECT TO SECURITIES OF THE ISSUER.

     According to the knowledge of Wilbur E. Johnson, Jr., no contract, arrangement, understandings or relationships (legal or otherwise) exist between the members of the group with respect to the common stock of the issuer except as indicated in this Schedule and in Exhibit A hereto.


In addition, Exhibit A, referenced above, has been extended until the last day of February, 2000 by Exhibit B, attached below.


ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

     Exhibit A:  Letter agreement to group members with
                 counterpart signature pages.


     Exhibit B:  First Amendment of Finder Agreement
<R/>

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 22, 1999

                               /s/ Wilbur E. Johnson, Jr.
                               Wilbur E. Johnson, Jr.

                             EXHIBIT A
Letter Agreement To Group Members With Counterpart Signature Pages

Fellow Shareholder:

     You are aware that Vineyard Oil & Gas has been contacted, from time to time, regarding a sale of the Company. For one reason or another no such transaction has been consummated.

     The purpose of this letter is to inform you of my undertaking to find a buyer for my stock. Generally, a buyer would like assurance that a sufficient number of shareholders are willing to sell in order to make the due diligence and efforts of the buyer worthwhile. To demonstrate that there are a significant number of shares available for a buyer, consider the undertaking described below.

     I hope to identify enough like-minded shareholders so that I can find meaningful buyers. If I can identify a potential buyer and the candidate makes an offer to purchase our stock, then you can decide whether to accept the deal with respect to your shares.

     It is important to clarify what I will undertake, and what I will not be undertaking. I will only attempt to find people or entities interested in purchasing enough shares to purchase the holdings of those persons who express an interest to sell. I will not negotiate specific terms with such buyers on your behalf, nor will I give any advice as to the value of the shares or the future prospects of the Company. I will not be responsible for holding any shares or funds other than my own.

     I am not expecting to receive any compensation for my efforts. My benefit is the opportunity to sell my stock in the Company. However, I would like to be reimbursed for my out-of-pocket expenses. Contacting shareholders of the Company for the transaction described requires filings with the Securities and Exchange Commission. The preparation of these forms, phone, mail and copying expenses is expected to total $5,000.00. If I am successful in identifying a buyer, I ask that you participate in the reimbursement of these expenses. Your share of the costs and expenses will be pro-rated based upon the total number of shares held by the shareholders who express an interest in my finding a buyer. If I cannot find a buyer, then you would pay nothing.

     In order to have time to contact shareholders and identify buying candidates, I ask that you refrain from selling your shares for a period of 120 days.

	If you have any questions concerning this undertaking, please contact me as soon as possible. If you would like to be included in this effort, I will need you to complete the information on the enclosed form and return it to me. A copy of this form is enclosed for your records.

                                    Sincerely,

                                    /s/ Wilbur E. Johnson, Jr.
                                    Wilbur E. Johnson, Jr.

I accept the proposed undertaking of Wilbur E. Johnson, Jr. to find a buyer candidate or candidates. I authorize Wilbur E. Johnson, Jr. to make appropriate filings with the SEC as may be necessary or desirable as a result of my acceptance of the undertaking. I agree to sell my shares at the same price Wilbur
E. Johnson, Jr. agrees to sell his own shares for, provided that such price is equal to or in excess of $.50 per share.


Signature: /s/ Wilbur E. Johnson, Jr.       Date: 7-15-99

Print Name: Wilbur E. Johnson, Jr.

I accept the proposed undertaking of Wilbur E. Johnson, Jr. to find a buyer candidate or candidates. I authorize Wilbur E. Johnson, Jr. to make appropriate filings with the SEC as may be necessary or desirable as a result of my acceptance of the undertaking. I agree to sell my shares at the same price Wilbur
E. Johnson, Jr. agrees to sell his own shares for, provided that such price is equal to or in excess of $.50 per share.


Signature: /s/ W. Eric Johnson              Date: 7-16-99

Print Name: W. Eric Johnson

I accept the proposed undertaking of Wilbur E. Johnson, Jr. to find a buyer candidate or candidates. I authorize Wilbur E. Johnson, Jr. to make appropriate filings with the SEC as may be necessary or desirable as a result of my acceptance of the undertaking. I agree to sell my shares at the same price Wilbur
E. Johnson, Jr. agrees to sell his own shares for, provided that such price is equal to or in excess of $.40 per share.


Signature: /s/ James J. Concilla            Date: 7/22/99

Print Name: James J. Concilla

I accept the proposed undertaking of Wilbur E. Johnson, Jr. to find a buyer candidate or candidates. I authorize Wilbur E. Johnson, Jr. to make appropriate filings with the SEC as may be necessary or desirable as a result of my acceptance of the undertaking. I agree to sell my shares at the same price Wilbur
E. Johnson, Jr. agrees to sell his own shares for, provided that such price is equal to or in excess of $.40 per share.


Signature: /s/ James J. Concilla            Date: 7/22/99
           /s/ Margaret J. Concilla

Print Name: James J. Concilla
            Margaret J. Concilla

I accept the proposed undertaking of Wilbur E. Johnson, Jr. to find a buyer candidate or candidates. I authorize Wilbur E. Johnson, Jr. to make appropriate filings with the SEC as may be necessary or desirable as a result of my acceptance of the undertaking. I agree to sell my shares at the same price Wilbur
E. Johnson, Jr. agrees to sell his own shares for, provided that such price is equal to or in excess of $.40 per share.


Signature: /s/ Luigi Mazza                  Date: 7-22-99

Print Name: Luigi Mazza

I accept the proposed undertaking of Wilbur E. Johnson, Jr. to find a buyer candidate or candidates. I authorize Wilbur E. Johnson, Jr. to make appropriate filings with the SEC as may be necessary or desirable as a result of my acceptance of the undertaking. I agree to sell my shares at the same price Wilbur
E. Johnson, Jr. agrees to sell his own shares for, provided that such price is equal to or in excess of $.40 per share.


Signature: /s/ H. Gunther Edelmann          Date: 7-23-1999
           /s/ Beverly W. Edelmann                7-23-1999

Print Name: H. Gunther Edelmann
            Beverly W. Edelmann

I accept the proposed undertaking of Wilbur E. Johnson, Jr. to find a buyer candidate or candidates. I authorize Wilbur E. Johnson, Jr. to make appropriate filings with the SEC as may be necessary or desirable as a result of my acceptance of the undertaking. I agree to sell my shares at the same price Wilbur
E. Johnson, Jr. agrees to sell his own shares for, provided that such price is equal to or in excess of $.40 per share.


Signature: /s/ Charles L. Valone            Date: July 23-99
           /s/ Alice E. Valone

Print Name: Charles L. Valone
            Alice E. Valone

                             EXHIBIT B
                        FIRST AMENDMENT OF
                         FINDER AGREEMENT


THIS FIRST AMENDMENT OF FINDER AGREEMENT ("Amendment") is entered into as of the dates indicated below by the undersigned parties (the "Group Members").

WHEREAS, each Group Member executed a letter agreement substantially in the form attached hereto as Exhibit A (the "Letter Agreement") whereby they agreed to refrain from selling their shares of Vineyard Oil and Gas Company (the "Company") for one hundred and twenty (120) days for the purpose of giving Wilbur
E. Johnson, Jr. the opportunity to find a purchaser for the Group Members' shares in the Company;

WHEREAS, the Group Members wish to extend the agreement.

NOW THEREFORE, intending to be legally bound, the Group Members agree as follows:

1. The Letter Agreement signed by each Group Member shall be retroactively extended such that the Group Members agree not to sell their shares until the last day of February, 2000.

2. All the other terms of the Letter Agreement are hereby reaffirmed and shall continue in full force and effect.

NOW THEREFORE, the Group Members have set their hand hereto on the dates indicated below:


/s/ Wilbur E. Johnson, Jr. 11/12/99 /s/ H. Gunther Edelmann 11/20/99
__________________________ ________ _______________________ ________
Wilbur E. Johnson, Jr.       Date   H. Gunther Edelman        Date


/s/ W. Eric Johnson        11/13/99 /s/ Beverly W. Edelmann 11/20/99
__________________________ ________ _______________________ ________
W. Eric Johnson              Date   Beverly W. Edelman        Date


/s/ Luigi Mazza            11/20/99 /s/ Charles L. Valone   11/22/99
__________________________ ________ _______________________ ________
Luigi Mazza	                 Date   Charles L. Valone         Date


/s/ James J. Concilla      11/20/99 /s/ Alice E. Valone     11/22/99
__________________________ ________ _______________________ ________
James J. Concilla            Date   Alice E. Valone           Date


/s/ Margaret J. Concilla   11/20/99
__________________________ ________
Margaret J. Concilla         Date